Filed by Shutterstock, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Getty Images Holdings, Inc.
Commission File No.: 001-41453

07-Jan-2025
SHUTTERSTOCK, INC.
Getty Images Holdings, Inc., Shutterstock, Inc. - M&A Call

CORPORATE PARTICIPANTS

Steven Kanner
Vice President of Investor Relations and Treasury
Shutterstock, Inc.

Craig Peters
Chief Executive Officer
Shutterstock, Inc.

Paul Hennessy
CEO
Shutterstock, Inc.

Operator

OTHER PARTICIPANTS

Bernard McTernan
Analyst
Needham

Youssef Squali
Analyst
Truist

Cory Carpenter
Analyst
JP Morgan

Andrew Boone
Analyst
Citizens

Tim Nollen
Analyst
Macquarie

MANAGEMENT DISCUSSION SECTION

Operator

Good morning, and welcome to the Getty Images and Shutterstock merger announcement. Today's call is being recorded. [Operator Instructions]

At this time, I'd like to turn the conference over to Steven Kanner, Vice President of Investor Relations and Treasury at Getty Images. Thank you. You may begin.

Steven Kanner
Vice President of Investor Relations and Treasury
Shutterstock, Inc.

Thank you for joining our call today to discuss the merger of Getty Images and Shutterstock. The press release and presentation are available on each company's Investor Relations sites at investors.gettyimages.com and investor.shutterstock.com. The press release and presentation have also been filed with the SEC.

Our remarks will include forward-looking statements and refer to non-GAAP financial measures. Actual results could differ materially from those statements. Please see our legal disclosures on Pages 2, 3 and 4 of the presentation referencing forward-looking statements, non-GAAP financial measures and where to find important additional information regarding the transaction.

I will now hand the call over to Craig Peters, Chief Executive Officer of Getty Images.

Craig Peters
Chief Executive Officer
Shutterstock, Inc.

Thank you, Steven, and thank you to everyone for joining us today. I'm [indiscernible] Shutterstock's CEO, Paul Hennessy; and CFO, Rik Powell. We're excited to speak to what we believe to be a truly transformational merger that will result in a company with a strong financial foundation and opportunities for superior value creation for customers, creators and our combined shareholder base.

We're thrilled about the potential to partner with the Shutterstock team at a time when Getty Images has been building positive organic performance momentum, as evidenced by our third quarter results. And we're confident that together, we'll be able to carry that momentum forward with additional financial flexibility to grow in a dynamic digital content market.

We prepared a few slides about the transaction, which I'll walk through, and then open it up to your questions. But before doing so, I'd like to offer my thanks to Paul Hennessy for his partnership in making this happen and turn it over to him to share any thoughts on the transaction from his perspective.

Paul Hennessy
CEO
Shutterstock, Inc.

Thanks so much, Craig, and thanks to the teams from both Shutterstock and Getty Images who have worked collaboratively and diligently to get us to this point.

At Shutterstock, our purpose is to empower the world to tell their stories by bridging the gap between idea and execution, and this merger only extends our ability to achieve this. Providing the best and most diverse content has been at the heart of Shutterstock's business since day 1.

In addition to this philosophy, we have also shown tremendous agility in evolving our offerings to meet the ever-changing needs of our customers, most recently through the strategic acquisition of the unlimited subscription-based and stock content business and our ongoing investments in our rapidly growing data, distribution and services business. This merger unlocks many opportunities for the Shutterstock contributors and customers through expanded distribution channels and increased availability of new and exclusive content and creates immediate value for shareholders of both companies.

We're excited at the prospect of what the combination of these 2 great companies can achieve in a world where content is more widely consumed than ever before.

With that, I'll hand back to Craig.

Craig Peters
Chief Executive Officer
Shutterstock, Inc.

Thanks, Paul. That's a nice segue to pick up on Slide 6 of the presentation and address the major question on all your minds. Why come together now? As a combined business, simply put, we believe we can offer our media, corporate and agency customers of all sizes and across all regions a comprehensive suite of solutions to meet any of their visual content needs.

Given the rapidly evolving landscape, as a combined company, we have far greater resources to continue to innovate for our customers. This transaction will immediately increase our financial flexibility. Getty Images has consistently focused on the importance of deleveraging our balance sheet. We made some great strides over the past several years on this front, and the transaction will deliver our stated goal of leverage below 3x EBITDA and enhance our liquidity to continue to delever, evaluate returns to shareholders and invest in opportunities.

The transaction is expected to be highly accretive to the company's earnings and cash flow. We're forecasting between $150 million and $200 million in cost synergies by year 3, with just under 2/3 expected to be delivered within the first 12 to 24 months.

In short, for shareholders of both companies, we expect to unlock significant value to reduce leverage levels, cost synergies, operational efficiencies and the pursuit of new revenue opportunities.

Taking a step back and looking at Slide 7, I'd like to run through some of the transaction details, and there are a few key points we'd like you to take away from this slide. First, this is a mixed offering where Shutterstock shareholders will have the opportunity to receive cash value at close and participate in the equity upside we expect to generate as a combined company.

Each Shutterstock shareholder can elect to receive either cash, stock or a combination of cash and stock up to an aggregate maximum amount of $331 million in cash, with no more than 319.4 million shares of Getty Images stock and subject to proration. Following the close, existing Getty Images shareholders will own approximately 54.7% of the combined company and Shutterstock shareholders will own approximately 45.3%.

I will continue leading the combined company as CEO and Mark Getty will remain as Chairman of our 11- member Board, which will include 4 Directors appointed by Shutterstock, including Paul Hennessy.

While it would take some time to obtain the customary regulatory and shareholder approvals, we are hopeful the transaction will close sometime in the second half of 2025.

Moving to Slide 8. Strategically, this merger is a great fit for a number of reasons. Focusing on the top 3. One, both companies bring highly complementary strengths to the table. By matching Getty Images premier exclusive content with Shutterstock's strong brands and leadership in categories such as 3D, Music and GIPHY, we expect to go to market with a more extensive and diverse set of solutions for customers.

Second, both companies understand the importance of investing for growth. And together, we have greater capacity for sustained investment. The combined business will aim to invest in continued innovation, expanding content and coverage and in technologies, inclusive of AI, which I'll touch on in more detail momentarily.

And third and final, we're looking forward to being able to offer content creators who sit at the very heart of what we do expanded reach. Our contributors want and need to get their visuals in front of the right audience, and now they'll have many more opportunities to do so.

The combined business will have more than 1.4 million annual subscribers, will serve small and medium-sized businesses in addition to large enterprises with a presence in more than 200 countries.

Moving to Slide 9. I already touched on the estimated annual cost synergies of between $150 million and $200 million we believe we have the potential to achieve. But to give you more color, the vast majority of these savings, nearly 90% will be in SG&A within the remainder coming in CapEx. Both Getty Images and Shutterstock have a long track record of integrating businesses and realizing synergies, and we are confident we can deliver these.

With that said, while we unify our technology platform as part of delivering those synergies, I also want to be very clear that we fully expect Shutterstock to continue as a brand and a website based on the incredible brand equity built by John, Paul and the team.

Moving to Slide 10. Paul and I firmly believe AI represents significant opportunities. We've been investing in it. And through the merger, we are better poised to capitalize on them. Getty Images continues to see customer adoption grow for our custom fine-tuned, commercially safe generative AI model, and Shutterstock is also starting to see positive traction with its Generative AI Plus offering.

We know customers want to leverage AI as part of their creative process and offering. AI services alongside our combined pre shot and custom solutions will be an incredibly powerful offering.

Given the strategic and financial benefits I spoke to earlier, we are well positioned to continue investing in AI capabilities and distributing those capabilities across a combined customer base. And we're going to continue to do so in a responsible way that ensures human creativity continues to flourish, fair use rights are respected and creators are appropriately rewarded for their immense contributions.

Moving to Slide 11. We can double-click on our pro forma financials, and you can see the value creation we're expecting to achieve here. On a pro forma basis, the combined business approaches $2 billion in annual revenue with nearly half of that from annual subscriptions.

At Getty Images, we've been on a journey over the past few years to shift our revenue model towards subscriptions, and it's working. In the third quarter of 2024, we announced our ninth consecutive quarter with annual subscriber growth of approximately 50% or more on an LTM basis.

Subscribers are increasingly drawn to our unique and differentiated content, and we expect this combination to only deepen our customer commitment to our product.

Our combined pro forma adjusted EBITDA is expected to be just over $570 million in 2024, at the midpoint of our respective guidance rates. That translates to a roughly 29% margin. And more importantly, these figures do not include any of the estimated $175 million midpoint of our annual run rate cost synergies, and we expect to achieve, again, at the midpoint of that range.

Once you factor in those synergies, our adjusted EBITDA increases to $727 million, which translates to an expanded incredibly strong margin of approximately 37%. Unlevered pretax free cash flow or EBITDA less CapEx is a similar story, where even before accounting for synergies, we expect to approximately $464 million in 2024.

Slide 12. As I mentioned earlier, one of the key benefits of this transaction is that it facilitates immediate deleveraging. It will put us squarely within our stated target of net leverage between 2.5 and 3x EBITDA. On a standalone basis, as of September 30, 2024, we were just over 4x leverage.

Upon closing, we expect to reach below -- marks below 3x on a combined pro forma basis. And again, when considering synergies and liquidity expansion, we are confident we can continue to delever this business further.

As a combined business with stronger balance sheet and cash flows, we expect to have much greater capital allocation flexibility. We'd be able to further expedite debt repayment to reduce our borrowing costs, have greater capacity to invest in growth initiatives and, of course, remain opportunistic in exploring other ways we can potentially create value for shareholders.

Before I wrap up, I'd like to hand it back to Paul for his closing remarks.

Paul Hennessy
CEO
Shutterstock, Inc.

Thanks, Craig. We truly believe that the combination of Getty Images and Shutterstock is great news for the industry. The resulting depth and breadth of content as well as our complementary offerings will ensure that the combined entities are ideally positioned to serve all our stakeholders for years to come, and we look forward to working with Getty Images team to build a transformative combined business.

Craig Peters
Chief Executive Officer
Shutterstock, Inc.

Thanks, Paul. So we'll take your questions here in a bit. But to close, we're confident this major milestone for both our companies will establish a stronger business to the benefit of our combined customers, contributors, shareholders and employees.

We expect to have a very attractive financial profile with nearly $2 billion in revenue, strong EBITDA margins even before considering the approximately $175 million in estimated annual run rate synergies and incredibly robust cash flow.

And with a stronger financial foundation, we'll have enhanced capital flexibility to further invest in growth and create value for shareholders.

We'll now turn it back to the operator to take your questions. Thank you.

Operator

[Operator Instructions] We'll take our first question from Bernie McTernan with Needham.

QUESTION AND ANSWER SECTION

Bernard McTernan	Q
Analyst
Needham

Great. I had 2. First, just wanted to ask about data licensing deals. I believe both companies have broad set or at least some data licensing deals. Are there any top line synergies just from flowing through each other's content through those existing relationships? Is there a way to think about it?

And then secondly, tangentially also on gen AI, there's a big debate in the industry in terms of just the competitive threat from gen AI more broadly against stock image companies or stock content companies. How will the larger combined company better compete against those competitors and just competition more broadly as well?

Craig Peters	A
Chief Executive Officer
Shutterstock, Inc.

Thanks, Bernie. I'll take this and then can -- Paul can add in over the top. On the data licensing side of things, both companies have done some level of data licensing. We expect that, that will continue post close. But I wouldn't read into it any top line synergies on that basis. Again, we're really -- from a transactional standpoint, this is really more about the operational and cost synergies.

On the gen AI front, both Paul and I have talked to this in prior calls. Our businesses have not seen any impact as a result of gen AI. We think our pre shot offering and our custom offerings stand on the merits of its own value. And we think when you combine that with AI, there is upside on the AI front, not downside.

So Paul, I don't know if you want to add anything there.

Paul Hennessy	A
CEO
Shutterstock, Inc.

I think you've covered that, Craig. We see increased usage in our stock content from our AI customers, and we're seeing new customers coming into the franchise for our AI product. So we think there's a 1 plus 1 equaling 3 on that front.

Operator	Q

[Operator Instructions] We'll go next to Youssef Squali with Truist Securities.

Youssef Squali	Q
Analyst
Truist

All right. And yes, congrats on the deal. It makes a lot of sense to us. Maybe can you talk about the valuation? Basically, on what basis to get to the 55-45 split? For Shutterstock to shareholders in particular, what was kind of logic of that 28-84 share offer for stock at close on September 30? And then second, can you talk about the regulatory approval process in the U.S. and Europe as well and just the level of confidence that the deal will go through?

Craig Peters	A
Chief Executive Officer
Shutterstock, Inc.

Thanks, Youssef. Appreciate the sign of confidence in -- on the transaction. With respect to the valuation, look, it's one that obviously is highly negotiated. And -- but we believe that we arrived at a fair place based off the respective equity valuations and enterprise valuations of these businesses on a 30-, 60-, 90-day VWAP. And so we believe it's a fair deal, that is fair to both sides in terms of shareholders and stakeholders. So that's really how we wound up where we wound up.

With respect to the regulatory front, clearly, we have processes that we go through. But this is -- we are in a large visual content market. Customers have so many opportunities to produce their own content or to source that content freely across a wide variety of services. And certainly, AI now being one of those.

So we're pretty confident that, ultimately, this transaction will get approval. Again, we don't control the exact timing of that, but we have a high confidence. This has never been a situation where customers have not had choice. They've always had choice.

We believe we're an excellent choice, and we'd like to be their choice more often than not. But there are a lot of options for customers in the market, and that's only expanding. So appreciate the question and the support.

Operator	Q

Our next question will come from Cory Carpenter with JPMorgan.

Cory Carpenter	Q
Analyst
JP Morgan

I had 2 as well. First, understanding you're not committing to specific revenue synergies, but maybe you could paint the picture just around the potential opportunities on cross-selling over time.

And then secondly, you mentioned a few times being able to invest more as a combined company. What are the priorities on the investment side where you feel like maybe you've been constrained before that you'll now be able to invest more in?

Craig Peters	A
Chief Executive Officer
Shutterstock, Inc.

Thanks, Cory. So let me -- on the cross-seeling, one of the things that the Shutterstock team has done is they've built really a great combination of assets across a variety of asset types. So whether that's GIPHY or whether that's 3D assets through TurboSquid or whether that's Music through PremiumBeat, those are things that Getty Images has not brought to the table historically.

And so we do see opportunities to bring those to market across an expanded customer base. So certainly, we do see those types of opportunities. It's going to take us a bit to get there. And we're really pleased that Envato was now part of the Shutterstock portfolio. They fit very well with our subscription strategy, and they bring a wide range of asset to the table.

So those will be things that we work through. And certainly, we expect those to produce opportunities for the business over the long haul.

Paul, I don't know if you want to add anything. Or...

Paul Hennessy	A
CEO
Shutterstock, Inc.

Craig, I think you answered it well. In an e-commerce world, we've got a diverse set of customers that are looking for unique and specific things. And when you combine the assets of the 2 companies, conversion goes north. So this is just a great opportunity for our -- both our customers and our contributors. And I think that just naturally leads to revenue opportunities.

Craig Peters	A
Chief Executive Officer
Shutterstock, Inc.

And Cory, I think you had a second part of your question, if you could just repeat that for me, I'd appreciate it.

Cory Carpenter	Q
Analyst
JP Morgan

Yes. So you mentioned a lot just about this deal allowing you to invest more as a combined company. Just maybe if you could just go over what your priorities are on the investment side where perhaps you were constrained before, but now you'll be more free to pursue.

Craig Peters	A
Chief Executive Officer
Shutterstock, Inc.

I think without getting into too much detail for competitive reason, there are so many technology opportunities presenting themselves across, whether that's surge or whether that's how we service our customers or whether that's how we embrace generative AI.

The companies have been investing in that. But clearly, we can reduce the duplication of investment, and that's going to allow us to accelerate delivery of what we've already collectively been investing in.

Both companies again are making significant investments in surge, in delivery, in whole variety of items, but what we're going to be able to do is do that with a combined resource base. And so it's really acceleration.

Now we'll also have opportunities to look at M&A. It's not that the companies haven't been looking at opportunities. And clearly, the Shutterstock team has been more active than not. And we've been more focused in on debt pay down, but those will be opportunities we can also look at as well.

Operator	Q

Our next question will come from Andrew Boone with Citizens.

Andrew Boone	Q
Analyst
Citizens

Editorial was a strength of the Getty platform. Can you guys just talk about the opportunity in terms of combining that asset with Shutterstock and what you guys can do and bring with greater scale there?

And then secondly, capital allocation is significantly different between the 2 companies, right? Shutterstock has been returning capital with the dividend. How do we think about that aspect as Getty does delever? And how do you guys think about capital allocation as the balance sheet moves towards something that's more neutral?

Craig Peters	A
Chief Executive Officer
Shutterstock, Inc.

Thank you, Andrew. I think I've got your question. So look, we are incredibly proud of our editorial business at Getty Images. It is an amazing business. It's amazing assets. It represents an amazing archive.

There are going to be opportunities that present themselves around how we can leverage that capability across the Shutterstock customer base and platform. But ultimately, to say it's just -- it continues to be a very important part of our overall business and a very important part of why customers choose Getty Images. And we deliver a lot of value back to our customers through that service.

With respect to capital allocation, I think it's a bit early. But clearly, this gives us opportunities to evaluate potential, whether that's stock buyback or dividends, as we continue to delever. So those will be things that we'll be able to make those decisions as we close and move forward.

Paul, I don't know if you want to speak to anything in the interim. Or...

Paul Hennessy	A
CEO
Shutterstock, Inc.

Nothing more to add.

Operator	Q

Our next question will come from Tim Nollen with Macquarie.

Tim Nollen	Q
Analyst
Macquarie

Can I ask the revenue synergy question other way around? Can you talk a bit as to how much overlap there may be between your business just given you've been competing on?

In terms of content base, in terms of customers, how much is there overlap versus how much is there complementarity between the 2 companies?

Craig Peters	A
Chief Executive Officer
Shutterstock, Inc.

Thanks, Tim. I've said this from -- in many, many conversations and on -- in many times. These businesses are much more complementary than people ever think or give credit to.

We at Getty Images have a very different business and a very different composition. It's a business that's built on exclusive content. It's a business that is oriented through our primary brand and Getty Images towards the enterprise.

And the Shutterstock businesses have a broader reach across small and midsized businesses, a different geographic reach as we referenced in some of our calls prior.

So these are highly complementary businesses. We don't go into most of our sales engagements and find that we've got Shutterstock on the competitive side or vice versa. This is -- these are very complementary assets. And I expect that we'll be able to leverage that complementary nature in order to drive through new revenue opportunities.

Paul?

Paul Hennessy	A
CEO
Shutterstock, Inc.

Yes, I'd echo that. It's complementary on people. It's complementary on distribution channels. It's complementary on asset types. It's complementary on platform types. I think there's real opportunities for revenue growth because the businesses are different.

Tim Nollen	Q
Analyst
Macquarie

And if I can I add a follow-up, which is kind of related, which is about the gen AI opportunity? I know, Craig, you have been very vocal about this and done a lot of work establishing efforts there. Just wondering how much you can combine those efforts and what that would entail.

Craig Peters	A
Chief Executive Officer
Shutterstock, Inc.

Look, our efforts have been very similar and very complementary, right? We've both been investing in order to producing generative AI that is respectful of creators, that is commercially safe and combining that with the power of our pre shot libraries and our asset capabilities. And I think that will just continue going forward.

But again, we'll be able to reduce the duplication of that effort, and so we're excited for that. And we should see acceleration in terms of delivery as a result of that.

Operator	Q

At this time, it appears there are no further questions in queue. I would like to turn the call back to Craig Peters for any additional or closing remarks.

Craig Peters	A
Chief Executive Officer
Shutterstock, Inc.

Well, I just really want to thank Paul and the Shutterstock team for all the work that went into this. We're excited about this opportunity and the value that we can unlock across all stakeholder -- stakeholders. And I appreciate your time early in this morning. Thank you.

Operator	Q

This does conclude today's Getty Images and Shutterstock merger announcement call. You may disconnect your line at this time, and have a wonderful day.

***
Additional Information about the Acquisition and Where to Find It

In connection with the proposed transaction, Shutterstock intends to file a proxy statement with the Securities and Exchange Commission (the “SEC”), which will be included in the registration statement on Form S-4 intended to be filed by Getty Images and that also will include an information statement of Getty Images and constitute a prospectus with respect to shares of Getty Images’ common stock to be issued in the transactions (the “proxy and information statement/prospectus”).  Each of Getty Images and Shutterstock may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This filing is not a substitute for the proxy and information statement/prospectus or any other document that Getty Images or Shutterstock may file with or furnish to the SEC. The definitive proxy and information statement/prospectus (if and when available) will be mailed to stockholders of Getty Images and Shutterstock. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY AND INFORMATION STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH OR FURNISHED TO THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the proxy and information statement/prospectus (if and when available) and other documents containing important information about Getty Images, Shutterstock and the proposed transaction, once such documents are filed with or furnished to the SEC through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with or furnished to the SEC by Getty Images will be available free of charge on Getty Images’ website at investors.gettyimages.com.  Copies of the documents filed with or furnished to the SEC by Shutterstock will be available free of charge on Shutterstock’s website at investor.shutterstock.com.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. Getty Images, Shutterstock and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Getty Images, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Getty Images’ proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 24, 2024. Information about the directors and executive officers of Shutterstock, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shutterstock’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy and information statement/prospectus and other relevant materials to be filed with or furnished to the SEC regarding the proposed transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The statements in this communication, and any related oral statements, include forward-looking statements concerning Getty Images, Shutterstock, the proposed transaction described herein and other matters. All statements, other than historical facts, are forward-looking statements.  Forward-looking statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, financings or otherwise, based on current beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations.  Forward-looking statements speak only as of the date they are made or as of the dates indicated in the statements and should not be relied upon as predictions of future events, as there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur or the timing thereof.  Forward-looking statements can often, but not always, be identified by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “could,” “might,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” “anticipates,” “designed,” or the negative of these words and phrases, other variations of these words and phrases or comparable terminology, but not all forward-looking statements include such identifying words.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary.  The forward-looking statements in this communication relate to, among other things, obtaining applicable regulatory and stockholder approvals on a timely basis or otherwise, satisfying other closing conditions to the proposed transaction, on a timely basis or otherwise, the expected tax treatment of the transaction, the expected timing of the transaction, and the integration of the businesses and the expected benefits, cost savings, accretion, synergies and growth to result therefrom.  Important factors that could cause actual results to differ materially from such forward-looking statements include, among other things: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; interloper risk; failure to satisfy other closing conditions to the transaction or to complete the transaction on anticipated terms and timing (or at all); negative effects of the announcement of the transaction on the ability of Shutterstock or Getty Images to retain and hire key personnel and maintain relationships with customers, suppliers and others who Shutterstock or Getty Images does business, or on Shutterstock or Getty Images’ operating results and business generally; risks that the businesses will not be integrated successfully or that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth, as expected (or at all), or that such benefits may take longer to realize or may be more costly to achieve than expected; the risk that disruptions from the transaction will harm business plans and operations; risks relating to unanticipated costs of integration; significant transaction and/or integration costs, or difficulties in connection with the transaction and/or unknown or inestimable liabilities; restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions; potential litigation associated with the transaction; the potential impact of the announcement or consummation of the transaction on Getty Images’, Shutterstock’s or the combined company’s relationships with suppliers, customers, employers and regulators; demand for the combined company’s products; potential changes in the Getty Images stock price that could negatively impact the value of the consideration offered to the Shutterstock stockholders; the occurrence of any event that could give rise to the termination of the proposed transaction; and Getty Images’ ability to complete any refinancing of its debt or new debt financing on a timely basis, on favorable terms or at all.  A more fulsome discussion of the risks related to the proposed transaction will be included in the proxy and information statement/prospectus.  For a discussion of factors that could cause actual results to differ materially from those contemplated by forward-looking statements, see the section captioned “Risk Factors” in each of Getty Images’ and Shutterstock’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, subsequent Quarterly Reports on Form 10-Q and other filings with the SEC.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward looking statements.  While the list of factors presented here is, and the list of factors presented in the proxy and information statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward looking statements.  Neither Getty Images nor Shutterstock assumes, and each hereby disclaims, any obligation to update forward-looking statements, except as may be required by law.